Exhibit 99.1

Noah Board of Directors Approves New Capital Management and Shareholder Return Policy; and Amendments to the Dividend Policy

SHANGHAI, Nov. 30, 2023 /PRNewswire/ -- Noah Holdings Limited (the “Company,” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider in China offering comprehensive global investment and asset allocation advisory services primarily for high-net-worth investors, today announced that its Board of Directors (the “Board”) has adopted a new capital management and shareholder return policy (the “Policy”) where up to 50% the Company’s non-GAAP net income attributable to shareholders of the preceding financial year will be allocated to a Corporate Actions Budget which will serve various purposes, including dividend distribution and share repurchases.

Dividend

Under the Policy, the Board has approved that no less than 35% of the Company’s non-GAAP net income attributable to shareholders of the preceding financial year will be allocated toward dividends to be distributed in each calendar year, subject to various factors. The previous Policy stated that no less than 10% of the Company’s non-GAAP net income attributable to shareholders would be used each calendar year.

Share Repurchase

Under the Policy, the remaining portion of the Corporate Actions Budget may be utilized by the Company to repurchase its shares under a share repurchase program. The share repurchases may be made by the Company from time to time on the open market, through open-market transactions in accordance with the applicable rules and regulations. The timing, scale and conditions of the share repurchases will be subject to market conditions, share price, corporate and regulatory requirements, and other factors.

The Board will consider and determine the specifics regarding (i) the dividend payout ratio and the declaration and payment of dividends for the fiscal year 2023, and (ii) the timing and scale of adoption of any share repurchase program at the Board’s fourth quarter and fiscal year 2023 meeting which will held in March 2024.

Ms. Jingbo Wang, the chairwoman and chief executive officer of the Company, commented, “We are optimistic about Noah’s future and the wealth management industry, and this significant expansion of our capital management and shareholder return policy underscores this confidence. In addition to elevating our benchmark dividend payout ratio, the new policy will empower us to implement a share repurchase program, allowing us to seize the opportunity presented by what we perceive as a currently undervalued stock price. The Board has consistently prioritized increasing shareholder value while promoting efficient allocation of capital, and the adoption of this new policy will enable us to reward the Shareholders while continuing to invest in our ongoing expansion. This program has been made possible by our strong balance sheet, robust liquidity position, and clear consensus as to the investments we will need to make to facilitate our global growth plan. We look forward to sharing more concrete details on our capital return plans for the upcoming year following our fourth quarter and fiscal year 2023 Board meeting next March.”

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first nine months of 2023, Noah distributed RMB57.5 billion (US$7.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.9 billion (US$21.2 billion) as of September 30, 2023.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah's network covers major cities in mainland China, as well as offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. A total of 1,408 relationship managers across 59 cities provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 452,222 registered clients as of September 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com